Exhibit 21.1

Name	Jurisdiction
Textainer Limited	Bermuda

Textainer Equipment Management Limited	Bermuda

Textainer Equipment Management (S) Pte Ltd	Singapore

Textainer Equipment Management (U.S.) Limited	Delaware

Textainer Equipment Management (U.K.) Limited	United Kingdom

Textainer Marine Containers Limited	Bermuda